SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                Amendment No. 1
                                       to
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                         BRAUVIN REAL ESTATE FUND L.P. 5
                            (Name of Subject Company)

                              MP VALUE FUND 4, LLC
                              JDF & ASSOCIATES, LLC
                     MACKENZIE PATTERSON SPECIAL FUND, L.P.
              ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.
                 ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.
                   ACCELERATED HIGH YIELD INCOME FUND I, LTD.
                             MORAGA-DEWAAY FUND, LLC
                 ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.
                              MP VALUE FUND 6, LLC
                              MP VALUE FUND 7, LLC
                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                             Copy to:
C.E. Patterson                               Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                    Derenthal & Dannhauser
1640 School Street                           One Post Street, Suite 575
Moraga, California  94556                    San Francisco, California  94104
(925) 631-9100                               (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

             This Amendment No. 1 to Schedule 14D-1 amends the Schedule 14D-1 filed December 9, 1998, (the "Schedule") by the Bidders identified on the cover page (together the "Purchasers"), as set forth below. Terms not otherwise defined herein have the meanings ascribed to them in the Schedule and exhibits thereto.

             This Amendment is the final amendment to the Schedule filed to report the termination of the Offer and its results. The Offer terminated on January 15, 1999. The Offer resulted in the tender by Unit holders, and acceptance for payment by the Purchasers, of a total of 694 Units. The Purchasers now own a total of 699 Units or approximately 7.05% of the total outstanding number of Units.







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



                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       February 15, 1999

MACKENZIE PATTERSON SPECIAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


ACCELERATED HIGH YIELD  INSTITUTIONAL INVESTORS, LTD.

By MacKenzie Patterson, General Partner

             By:     /s/ C, E, Patterson
                     C.E. Patterson,  President


ACCELERATED HIGH YIELD  INSTITUTIONAL FUND, LTD.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


ACCELERATED HIGH YIELD  PENSION INVESTORS, LTD.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


MP VALUE FUND 4, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

JDF & ASSOCIATES, LLC

By: /s/ J. David Frantz
       J. David Frantz, Manager

ACCELERATED HIGH YIELD INCOME FUND I, LTD.

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


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



MORAGA-DEWAAY FUND, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


MP VALUE FUND 6, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


MP VALUE FUND 7, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President





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